UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): November 30, 2010

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 7.01</u>. <u>Regulation FD Disclosure</u>

Ashland Inc.'s Senior Vice President and Chief Financial Officer, Lamar M. Chambers, is scheduled to speak at 2:00 p.m. EST this afternoon at the 2010 Citi Basic Materials Symposium in New York City. A copy of the supporting materials for this presentation is attached hereto as Exhibit 99.1 and incorporated herein by reference. The supporting materials provide summary information and are to be considered in the context of Ashland's filings with the Securities and Exchange Commission and other public announcements.

Ashland is furnishing this information pursuant to the Securities and Exchange Commission's Regulation FD. By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report.

<u>Item 9.01</u>. <u>Financial Statements and Exhibits</u>

 (d) Exhibits

99.1 Presentation slides dated November 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ASHLAND INC.

(Registrant)


November 30, 2010

/s/ Lamar M. Chambers

Lamar M. Chambers
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   Presentation slides dated November 30, 2010.



2010 Citi Basic Materials Symposium

Lamar M. Chambers

Senior Vice President and Chief Financial Officer

November 30, 2010



Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based upon a number of assumptions, including those mentioned within this presentation. Performance estimates are also based upon internal forecasts and analyses of current and future market conditions and trends (including the ability to recover raw-material cost increases through price increases); management plans and strategies; operating efficiencies and economic conditions; legal proceedings and claims (including environmental and asbestos matters); and expectations concerning the sale of the Ashland Distribution business. Other risks and uncertainties include those that are described in filings made by Ashland with the Securities and Exchange Commission, including its most recent Forms 10-K and 10-Q, which are available on Ashland's website at http://investor.ashland.com or at www.sec.gov. Ashland believes its expectations are reasonable, but cannot assure they will be achieved. Forward-looking information may prove to be inaccurate, and actual results may differ significantly from those anticipated. Ashland is not obligated to subsequently update or revise the forward-looking statements made in this presentation.

Regulation G: Adjusted Results

The information presented herein regarding certain unaudited adjusted or pro forma results does not conform to generally accepted accounting principles (GAAP) and should not be construed as an alternative to the reported results determined in accordance with GAAP. Management has included this non-GAAP information to assist in understanding the operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings has been reconciled with reported GAAP results.

ASHLAND.

Strong Leadership Positions in Markets We Serve

Ashland

Ashland Aqualon Functional Ingredients	Ashland Hercules Water Technologies	Ashland Performance Materials	Ashland Consumer Markets (Valvoline)	Ashland Distribution
#1 global producer of cellulose ethers	#1 global producer of specialty papermaking chemicals	#1 global leader in unsaturated polyester resins and vinyl ester resins	#3 passenger-car motor oil and #2 franchised quick-lube chain in the United States	#2 North American and #3 global chemicals distributor

    

ASHLAND.

Ashland Distribution Divestiture

- Signed definitive agreement to sell assets of Ashland Distribution to TPG Capital

  – Gross proceeds of $930 million

  – All-cash transaction

  – Net aftertax proceeds of approximately $825 million

- Expect transaction to close during March quarter

  – Contingent upon customary closing conditions and receipt of regulatory approvals

  – No financing condition

    - Reverse termination fee of $120 million

ASHLAND.

Ashland Distribution Divestiture (cont.)

- Treated as discontinued operations starting in December 2010 quarter

- Stranded costs of approximately $50 million on annual basis

  - Transition Services Agreement should cover more than half

  - Roughly $7 million to $8 million negative effect on quarterly results starting in December quarter

ASHLAND.

Corporate Profile – Sales

FY 2010[1] = $9.2 billion


Ashland Distribution 37%
Ashland Aqualon Functional Ingredients 10%
Ashland Hercules Water Technologies 20%
Ashland Performance Materials 14%
Ashland Consumer Markets 19%

Pro Forma[2] = $5.7 billion


Ashland Aqualon Functional Ingredients 16%
Ashland Consumer Markets 31%
Ashland Hercules Water Technologies 31%
Ashland Performance Materials 22%

Specialty Chemical Sales Increase to ~70% Pro Forma

1 For fiscal year ended Sept. 30, 2010, including intersegment sales.
2 Pro forma for fiscal year ended Sept. 30, 2010, including intersegment sales, but excluding Ashland Distribution.

ASHLAND

Corporate Profile – Regional Sales

FY 2010[1] = $9.2 billion

Pro Forma[2] = $5.7 billion





Sales from Outside North America Increase to 45% Pro Forma

[1] For fiscal year ended Sept. 30, 2010, including intersegment sales.
[2] Pro forma for fiscal year ended Sept. 30, 2010, including intersegment sales, but excluding Ashland Distribution.

ASHLAND.

Corporate Profile – EBITDA

FY2010[1] = $887 million

Pro Forma[2] ~ $800 million



Ashland Aqualon Functional Ingredients 24%
Ashland Hercules Water Technologies 23%
Ashland Performance Materials 10%
Ashland Consumer Markets 33%
Ashland Distribution - 10%



Ashland Aqualon Functional Ingredients 27%
Ashland Hercules Water Technologies 25%
Ashland Performance Materials 11%
Ashland Consumer Markets 37%

Divestiture Has Relatively Small Effect on EBITDA

1 For the fiscal year ended Sept. 30, 2010. See Slide 21 for reconciliation to amounts reported under GAAP

2 Pro forma for fiscal year ended Sept. 30, 2010, excluding Ashland Distribution.

ASHLAND.

Ashland Aqualon Functional Ingredients

A global leader in managing rheology of water-based systems

Fiscal Year Ended Sept. 30, 2010
Sales: $0.9 billion
Adjusted EBITDA: $214 million[1]
Adjusted EBITDA Margin: 23.4%[1]

Business Overview	
Customers	• Diversified, global customer base
Products	• Broad product line based on renewable resources · Water-soluble polymers (cellulose ethers and guar derivatives)
Markets	• Regulated markets · Personal care · Pharmaceutical · Food • Water-based paints • Oilfield (chemicals and drilling muds) • Construction



Construction 17%
Coatings Additives 31%
Regulated Industries 32%
Energy & Specialties Solutions 20%

Sales by Market



HEC 32%
MC 18%
Guar - 6%
Klucel™ 7%
CMC 20%
Other 17%

Sales by Product



Latin America/ Other – 8%
Asia Pacific 20%
Europe 38%
North America 34%

Sales by Geography

1 See Slide 21 for reconciliation to amounts reported under GAAP.
™ Trademark, Ashland or its subsidiaries, registered in various countries

9

ASHLAND

Ashland Hercules Water Technologies
A major global supplier of process and functional chemicals

Fiscal Year Ended Sept. 30, 2010
Sales: $1.8 billion
Adjusted EBITDA: $202 million[1]
Adjusted EBITDA Margin: 11.3%[1]

Business Overview	

Customers/ Markets	• Growth
	  - Commercial and institutional - Packaging
	  - Food and beverage - Tissue and towel
	  - Mining - Pulp
	• Base
	  - Printing and writing
	  - Specialty chemicals
	  - General manufacturing
	• Opportunistic
	  - Lubricants - Basic chemicals/other
	  - Municipal

Products/ Services	• Process chemicals: microbial and contaminant control, pulping aids, retention aids and defoamers • Utility water treatments • Functional chemicals: sizing/strength



Sales by Market

- Growth 50%
- Opportunistic 19%
- Base 31%



Sales by Product

- Process 26%
- Utility 34%
- Functional 40%



Sales by Geography

- Europe 34%
- Asia Pacific - 10%
- North America 49%
- Latin America/Other 7%

10

[1] See Slide 21 for reconciliation to amounts reported under GAAP.

ASHLAND.

Ashland Performance Materials

A global leader in specialty chemicals

Fiscal Year Ended Sept. 30, 2010
Sales: $1.3 billion
Adjusted EBITDA: $87 million[1]
Adjusted EBITDA Margin: 6.8%[1]

Sales by Market


Industrial Construction 33%
Res. Constr. 11%
Pkg. & Converting 19%
Trans-portation 19%
Marine 10%
Infrastructure 8%

Sales by Geography


North America 58%
Europe 25%
Latin America/ Other - 7%
Asia Pacific 10%

Business Overview	
Customers	• Auto manufacturers; foundries; pipe and tank fabricators; packaging and converting; bathware, countertop and window lineal manufacturers; pipe relining contractors; boatbuilders; wide and narrow web printers
Products/ Services	• Composites and Adhesives · Unsaturated polyester resins · Vinyl ester resins · Gelcoats · Pressure-sensitive adhesives · Structural adhesives · Specialty resins • Casting Solutions · Foundry binder resins · Chemicals · Sleeves and filters · Design services
Markets	• Construction, packaging and con-verting, transportation and marine

[1] See Slide 21 for reconciliation to amounts reported under GAAP.

ASHLAND

Ashland Consumer Markets: A leading worldwide marketer of premium-branded automotive lubricants and chemicals

Fiscal Year Ended Sept. 30, 2010
Sales: $1.8 billion
Adjusted EBITDA: $298 million[1]
Adjusted EBITDA Margin: 17.0%[1]

Sales by Market Channel

DIFM: Installer channel 28%

DIFM: Valvoline Instant Oil Change - 11%



Specialty/Other - 2%
Valvoline Int'l 23%
Do-It-For-Me 39%
Do-It-Yourself 36%

Sales by Product Line

Antifreeze - 5%

Chemicals - 5%

Appearance products - 2%

Filters - 2%



Lubricants 86%

Business Overview	
Customers	• Retail auto parts stores and mass merchandisers who sell to consumers • Installers, such as car dealers and quick lubes; distributors • Fleet owners; manufacturers and users of industrial and power generation equipment
Products/ Services	• Valvoline™ lubricants and automotive chemicals • MaxLife™ lubricants for high-mileage vehicles • SynPower™ synthetic motor oil • Eagle One™ and Car Brite™ appearance products • Zerex™ antifreeze • Valvoline Instant Oil Change™ service
Market Channels	• Do-It-Yourself (DIY) • Do-It-For-Me (DIFM) • Valvoline International

[1] See Slide 21 for reconciliation to amounts reported under GAAP.

™ Trademark, Ashland or its subsidiaries, registered in various countries

ASHLAND.

Ashland Distribution

A leading North American chemicals and plastics distributor

Fiscal Year Ended Sept. 30, 2010
Sales: $3.4 billion
Adjusted EBITDA: $89 million[1]
Adjusted EBITDA Margin: 2.6%[1]

Sales by Market



Construction 26%
Chemical Mfg. 24%
Marine - 2%
Personal Care - 5%
Medical - 5%
Retail Consumer - 7%
Paint & Coatings 11%
Other 11%
Transportation 9%

Sales by Product Line



Plastics 42%
Chemicals 46%
Composites 9%
Environmental Services/Other - 3%

Business Overview	
Customers	• Diversified customer base in North America and Europe
Products/ Services	• More than 28,000 packaged and bulk chemicals, solvents, plastics and additives • Comprehensive, hazardous and nonhazardous waste-management solutions in North America
Markets	• Construction • Chemical manufacturing • Paint and coatings • Transportation • Retail consumer • Medical • Personal care • Marine

[1] See Slide 21 for reconciliation to amounts reported under GAAP.

ASHLAND.

As Reported
Adjusted Results Summary[1]

($ in millions)	Fiscal Fourth Quarter Three months ended Sept. 30,			Three months ended June 30,	
	2010	2009	Change	2010	Change
Sales	$ 2,382	$ 2,113	13 %	$ 2,362	1 %
Gross profit as a percent of sales	20.8 %	24.4 %	(360) bp	22.2 %	(140) bp
Selling, general and admin./R&D costs	$ 377	$ 383	(2) %	$ 374	1 %
Operating income	$ 129	$ 142	(9) %	$ 163	(21) %
Operating income as a percent of sales	5.4 %	6.7 %	(130) bp	6.9 %	(150) bp
Depreciation and amortization	$ 72	$ 82	(12) %	$ 74	(3) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 201	$ 224	(10) %	$ 237	(15) %
EBITDA as a percent of sales	8.4 %	10.6 %	(220) bp	10.0 %	(160) bp

- Strong sales growth versus September 2009 quarter
- Margin compression in three of five commercial units primarily due to raw material inflation

14

[1] Ashland's earnings releases, dated Oct. 26 and July 23, 2010, available on Ashland's website at http://investor.ashland.com, reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Fiscal 2010 Accomplishments

- Accomplished last major milestone of Hercules integration

- Completed cost-reduction initiatives,
  resulting in more than $425 million of annual savings

- Record results from Consumer Markets

- Signed agreement with Süd-Chemie
  to form global castings joint venture

- Strong cash generation
  - Produced free cash flow[1] of $276 million
  - Increased liquidity to $1.2 billion

- Doubled dividend to 60 cents per share annually

[1] Free cash flow is defined as Cash Flows Provided by Operating Activities from Continuing Operations less Additions to Property, Plant and Equipment less Cash Dividends Paid. Ashland's earnings release, dated Oct. 26, 2010, available on Ashland's website at http://investor.ashland.com, reconciles adjusted amounts to amounts reported under GAAP.

ASHLAND.

December Quarter Update

- Demand environment showing typical seasonality

- Functional Ingredients and Water Technologies continue to implement pricing actions to offset inflationary raw material costs

- Performance Materials again facing inflation in number of key raw materials

  – Pricing actions already implemented

- Previous pricing actions enabled Consumer Markets to recover raw material inflation to date

ASHLAND.

Midcycle Targets

Commercial Unit	Targeted Midcycle		
	Sales Dollars (in billions)	EBITDA Dollars (in millions)	EBITDA Margin
Ashland Aqualon Functional Ingredients	$1.1 to $1.2	$275 to $300	25% to 27%
Ashland Hercules Water Technologies	$2.1 to $2.2	$325 to $350	16% to 18%
Ashland Performance Materials	$1.6 to $1.7	$200 to $225	12% to 14%
Ashland Consumer Markets (Valvoline)	$2.0 to $2.1	$375 to $400	17% to 20%
Total Ashland	~ $7 billion	~ $1.2 billion	17% to 18%

Midcycle EBITDA Margin Targets of 17% to 18%

ASHLAND.

Ashland Strategy

- Focus on specialty chemicals
  - Sustainable technologies
  - Water-intensive industries
- Reduce volatility of earnings and cash flow and retain conservative financial position
- Leverage formulation and application expertise into adjacent markets that value customized-service model
- Expand in high-growth BRIC[1] region
- Long history of returning value to shareholders through mix of options

[1] Brazil, Russia, India and China.

ASHLAND.

Investment Thesis

- Defined long-term strategic vision with discipline to make it reality

- Significant growth potential across commercial units

- Fiscal conservatism to fully realize benefits of operating leverage

- Strong cash generation

ASHLAND.

ASHLAND®
With good chemistry great things happen.™

Ashland Inc. and Consolidated Subsidiaries
Reconciliation of Non-GAAP Data
for the 12 Months Ended Sept. 30, 2010[1]

($ millions, except percentages)

Sales	Q4 10	Q3 10	Q2 10	Q1 10	Total
Functional Ingredients	239	227	240	210	915
Water Technologies	462	431	449	443	1,785
Performance Materials	353	357	304	271	1,286
Consumer Markets	462	463	430	400	1,755
Distribution	911	923	857	729	3,419
Total	2,427	2,401	2,280	2,053	9,160

Adjusted EBITDA	Q4 10	Q3 10	Q2 10	Q1 10	Total	EBITDA Margin
Functional Ingredients	43	58	58	54	214	23.4%
Water Technologies	40	48	52	63	202	11.3%
Performance Materials	26	24	18	21	87	6.8%
Consumer Markets	61	82	78	76	298	17.0%
Distribution	30	24	24	13	89	2.6%
Unallocated	1	1	(6)	(1)	(3)	
Total	201	237	224	226	887	

[1] Excludes intersegment sales of $148 million. Calculation of adjusted EBITDA for each quarter has been reconciled within each quarterly earnings release filed with the SEC and posted on Ashland's website. Quarterly totals may not add to annual amounts due to rounding.

ASHLAND.